Contact

www.linkedin.com/in/aaron-olsen-15673846 (LinkedIn)

Top Skills

Financial Analysis
Budgeting
Accounting

Aaron Olsen

CFO @ Mahzi Therapeutics
Petaluma, California, United States

Experience

Mahzi Therapeutics

Chief Financial Officer
July 2025 - Present (11 months)
United States

Ultragenyx

10 years 9 months

SVP, Corporate Strategy @ Ultragenyx
August 2022 - September 2025 (3 years 2 months)

VP, Financial Planning & Analysis
January 2015 - September 2022 (7 years 9 months)

BioMarin

11 years 9 months

Director of Financial Planning and Analysis
January 2013 - January 2015 (2 years 1 month)

Sr. Finance Manager
May 2003 - December 2012 (9 years 8 months)

Autodesk

System Services Representative
August 2000 - February 2002 (1 year 7 months)

Birkenstock

Corporate Services Representative
January 1998 - February 2000 (2 years 2 months)

Education

Dartmouth College

Bachelor of Arts, English · (1993 - 1997)